UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 Amendment No. 1

                    Under the Securities Exchange Act of 1934


                            State Street Corporation
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                    85747310
                                 (CUSIP Number)


                                 Phebe C. Miller
                            Senior Vice President and
                               Chief Legal Officer
                         The Bank of New York Co., Inc.
                                 48 Wall Street
                            New York, New York 10286
                                 (212) 635-1643

                                    Copy to:

                             Mitchell S. Eitel, Esq.
                               Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4960
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)




                                  June 12, 1997
-------------------------------------------------------------------------------


             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

                                                            CUSIP No. 85747310

1.       NAME OF REPORTING PERSON.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

                  The Bank of New York Company, Inc.
                  I.R.S. Identification No. 13-2614959


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

                           (a)   |_|
                           (b)   |_|


3.       SEC USE ONLY.


4.       SOURCE OF FUNDS

                  WC, OO


5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).

                                    |_|


6.       CITIZENSHIP OR PLACE OF ORGANIZATION.

                  State of New York


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

         7.       SOLE VOTING POWER -                           6,350,800


         8.       SHARED VOTING POWER -                            65,074


         9.       SOLE DISPOSITIVE POWER -                      6,350,800


         10.      SHARED DISPOSITIVE POWER -                       65,074

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON.

                  6,415,874


12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES.

                                    |_|


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

                  4.00%


14.      TYPE OF REPORTING PERSON.

                  CO

                                  SCHEDULE 13D


         This Schedule 13D/A amends a Schedule 13D filed on January 3, 1997 (the "Original Schedule 13D") to add certain additional information set forth below. This Amendment does not repeat all information set forth in the Original
Schedule 13D.


Item 1. Security and Issuer

         This Schedule 13D/A relates to an investment in common stock, par value $1.00 per share ("State Street Common Stock"), of State Street Corporation, a Massachusetts corporation having its principal place of business at 225 Franklin Street, Boston, Massachusetts 02110 ("State Street") and formerly known as "State Street Boston Corporation".

         BNY Co. is not the beneficial owner of more than five percent of the outstanding State Street Common Stock and will file no further amendments to the Original Schedule 13D. Based upon information that has become publicly available from State Street, it is likely that BNY Co.'s beneficial ownership of State Street Common Stock did not, in fact, cross the five percent threshold.

Item 2. Identity and Background

         This Schedule 13D/A is being filed by The Bank of New York Company, Inc., a New York corporation ("BNY Co."). The address of BNY Co.'s principal place of business is 48 Wall Street, New York, New York 10286.

         Neither BNY Co. nor, to the knowledge of BNY Co., any of its directors and executive officers has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or which resulted in a finding of any violation with respect to such laws.

         Certain other information concerning the directors and executive officers of BNY Co. is contained in Annex I. Except as indicated in Annex I, each of the directors and executive officers is a citizen of the United States.


Item 3. Source and Amount of Funds or Other Consideration.

         Not applicable.


Item 4. Purpose of the Transaction.

         As reported in the Original Schedule 13D, on December 31, 1996, BNY Co. filed an application and notice (collectively, the "Federal Reserve Application") with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") for approval, under the Bank Holding Company Act of 1956, to retain its investment and to acquire up to a total of 9.99% of the outstanding shares of State Street Common Stock. On February 4, 1997, BNY Co. filed a final version of the Federal Reserve Application. By letter dated May 6, 1997, the Federal Reserve Board agreed to BNY Co.'s request to suspend processing of the Federal Reserve Application. Such request followed the issuance of an order denying BNY Co.'s similar application to the Massachusetts Board of Bank Incorporation ("MBBI"). BNY Co. has commenced an action in the U.S. District Court for the District of Massachusetts seeking, among other things, invalidation of the MBBI order.


Item 5. Interest in Securities of Issuer.

         See Item 1 for additional current information concerning BNY Co.'s investment in State Street Common Stock.

         As of the date hereof, and since the filing of the Original Schedule 13D, BNY Co. has sold 1,646,800 shares of State Street Common Stock (on a post two-for-one stock split basis). BNY Co. currently owns 6,350,800 shares of State Street Common Stock for its own account, representing approximately 3.96% of the shares of State Street Common Stock reported outstanding at April 30, 1997 on the cover of State Street's Form 10-Q for the first quarter of 1997 (the "First Quarter 10-Q"), taking into account a two-for-one stock split in State Street Common Stock effective May 28, 1997 (the "Stock Split").

         BNY Co. holds, through its bank and trust subsidiaries, beneficial ownership of 65,074 shares of State

Street Common Stock in a bona fide fiduciary capacity, representing approximately 0.04% of the shares of State Street Common Stock reported outstanding on the cover of the First Quarter 10-Q, taking into account the Stock Split.

         Annex I discloses, to BNY Co.'s knowledge, the number of shares of State Street Common Stock beneficially owned by its directors and executive officers.

         Annex II discloses information with regard to those transactions in State Street Common Stock effected by BNY Co. in the last 60 days. In the last 60 days, BNY Co. has sold an aggregate of 1,600,000 shares of State Street Common Stock for an aggregate price of $72,117,522.72. These transactions were effected on the New York Stock Exchange through a New York-based broker.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not applicable.

Item 7. Material to be Filed as Exhibits.

         None.

                                                                        ANNEX I


                          Certain Information Regarding
                   Directors and Executive Officers of BNY Co.


                 DIRECTORS OF THE BANK OF NEW YORK COMPANY, INC.


J. Carter Bacot
Chairman
48 Wall Street-3rd Floor
New York, NY 10286

Richard Barth
662 Guard Hill Road
Bedford, New York 10506

Frank J. Biondi
MCA, Inc.
100 Universal City Plaza
Universal City, CA 91608

William R. Chaney
Tiffany & Co.
727 Fifth Avenue
New York, NY 10022

Ralph E. Gomory
Alfred P. Sloan Foundation
630 Fifth Avenue, Room 2550
New York, NY 10111

Alan R. Griffith
Vice Chairman
48 Wall Street-3rd Floor
New York, NY 10286

Edward L. Hennessy, Jr. (*)
Allied-Signal Corporation
101 Columbia Road-Box 1057
Morristown, NJ 07962-1057

Richard J. Kogan
Schering Plough Corp.
One Giralda Farms
Madison, NJ 07940

John A. Luke, Jr.
Westvaco Corporation
299 Park Avenue
New York, NY 10171

John C. Malone
Tele-Communications, Inc.
Terrace Tower II
5619 DTC Parkway
Englewood, CO 8011-3000

Donald L. Miller
Our World News, LLC
201 North Charles Street-Suite 300
Baltimore, MD 21201

H. Barclay Morley
P.O. Box V
Southport, CT 06490

Catherine A. Rein
Metropolitan Life Insurance Company
Corporate Management Office-9A
New York, NY 10010

Thomas A. Renyi (**)
President & Chief Executive Officer
48 Wall Street-3rd Floor
New York, NY 10286

Deno D. Papageorge (***)
Senior Executive Vice President
48 Wall Street-3rd Floor
New York, NY 10286

Harold E. Sells
56 Innisbrook Avenue
Las Vegas, NV 89113


(*) Mr. Edward L. Hennessy, Jr. has reported beneficial ownership of 6,000 shares of State
      Street Boston Corporation (as adjusted for the Stock Split).

(**) Mr. Thomas A. Renyi has reported beneficial ownership of 400 shares of State Street Boston
      Corporation (as adjusted for the Stock Split).

(***) Mr. Deno D. Papageorge is a citizen of Canada.

              SENIOR OFFICERS OF THE BANK OF NEW YORK COMPANY, INC.


Robert J. Goebert
Auditor
One Wall Street-36 Floor
New York, NY 10286

Robert E. Keilman
Comptroller
48 Wall Street-10th Floor
New York, NY 10286

Phebe C. Miller
Chief Legal Officer & Secretary
One Wall Street-15th Floor
New York, NY 10286

Deno D. Papageorge (*)
Senior Executive Vice President
48 Wall Street-3rd Floor
New York, NY 10286



(*)  Mr. Deno D. Papageorge is a citizen of Canada.

                   EXECUTIVE OFFICERS OF THE BANK OF NEW YORK


Gerald L. Hassell
Senior Executive Vice President
One Wall Street-10th Floor
New York, NY 10286

Newton P.S. Merrill
Senior Executive Vice President
One Wall Street-10th Floor
New York, NY 10286

Robert J. Mueller
Senior Executive Vice President
One Wall Street-10th Floor
New York, NY 10286

Donald R. Monks
Senior Executive Vice President
101 Barclay Street-18W
New York, NY 10286

Richard A. Pace
Executive Vice President
101 Barclay Street-17W
New York, NY 10286

Bruce Van Saun
Executive Vice President
48 Wall Street-10th Floor
New York, NY  10286

                                                                      ANNEX II

                    TRANSACTIONS IN STATE STREET COMMON STOCK
                              SINCE APRIL 23, 1997

DATE         SHARES SOLD            PROCEEDS                 PER SHARE

5/27/97        50,000*             $4,439,715.00               $88.79

5/28/97        50,000*             $4,401,065.00               $88.02

5/28/97      Two-for-one stock split in State Street
             Common Stock

5/29/97       162,100              $7,154,688.75               $44.14

5/30/97       250,000             $11,108,375.00               $44.43

6/2/97        135,000              $6,019,987.50               $44.59

6/3/97        190,000              $8,596,208.00               $45.24

6/4/97        225,000             $10,313,010.00               $45.84

6/5/97         88,300              $4,055,168.67               $45.92

6/6/97        200,000              $9,205,600.00               $46.03

6/9/97        149,600              $6,823,704.80               $45.61



TOTAL       1,600,000**           $72,117,522.72

--------
 *  In pre-stock split amounts.
**  In post-stock split amount.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 23, 1997



                                  THE BANK OF NEW YORK COMPANY, INC.



                                  By: /s/ Phebe C. Miller
                                     Name:  Phebe C. Miller
                                    Title:  Senior Vice President &
                                                    Chief Legal Officer